Exhibit (n)(15)

Report of Independent Auditor

Board of Directors and Stockholders
Prospect Capital Corporation
New York, New York
We have audited the Senior Securities table of Prospect Capital Corporation (the “Company”) as of June 30, 2018, which is contained on pages S-78-S-80 of the Prospectus Supplement of Prospect Capital Corporation, dated August 31, 2018, relating to its sale from time to time of Prospect Capital InterNotes®. The Senior Securities table is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Senior Securities table based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Senior Securities table is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Senior Securities table. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall Senior Securities table presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the Senior Securities table referred to above presents fairly, in all material respects, the Senior Securities, as defined in Section 18 of the Investment Company Act of 1940, of Prospect Capital Corporation at June 30, 2018, in conformity with accounting principles generally accepted in the United States of America and the instructions to Item 4.3 of Form N-2.
/s/ BDO USA, LLP
BDO USA, LLP
New York, New York
August 31, 2018